AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 400, 455 Granville Street info@avino.com F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

TSX-V: ASM
U.S. OTC BB: ASGMF
October 29, 2008	Berlin & FSE: GV6

AVINO RECEIVES MINING PERMITS

Avino Silver & Gold Mines Ltd. (the “Company”) is pleased to report significant progress has been made this year. All permits needed to mine the San Gonzalo deposit have been received. A Reclamation Plan together with its associated costs to implement for the newly disturbed ground have been requested and stipulated in the Environmental Permit granted by SEMARNAT. This plan is now being developed and addressed for submission.

Marketing of the bulk concentrate is proceeding as planned.

Mill refurbishing based on a flowsheet for the production concentrate has progressed on schedule during the past three months. The tailings water reclaim system has been installed and commissioned.

Proposals for the underground development work and crushing of the 10,000 tonne bulk sample are being solicited. Bidders will be asked to update their quotes due to the change in current economic conditions.

In the face of the global economic meltdown, it is good to have some good news at the Avino Mine. Like everyone, we are concerned with the current market conditions, metal prices, and projected costs. Avino continues to represent a quality asset with the aim of preserving capital during this very difficult period. With permits in hand, Avino would be in a good position to take advantage when economic conditions improve.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.